20010508

ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ziv Investment Company, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 2095

(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pamela Lambert - (312) 427-7208

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska

(Name – *if individual, state last, first, middle name*)

141 West Jackson Blvd	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter G. Ziv, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ziv Investment Company, Inc, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Peter G. Ziv, President

Title

Notary Public

"OFFICIAL SEAL"
DOUGLAS M DUFFY
Notary Public, State of Illinois
My Commission Expires 8/17/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HODES WEILL
SECURITIES, LLC

February 28, 2020

SEC HEADQUARTERS
100 F STREET, NE
WASHINGTON, DC 20549

Re: Audited Financial Statements (#8-66518)

To whom it may concern:

Please find enclosed our firm's audited financial statements for 2019 pursuant to Rule 17A-5.

Enclosed:
-1 set of audited financial statements – **"Confidential Version"** (original)
-1 set of audited financial statements – **"Confidential Version"** (copy)

-1 set of audited financial statements – **"Public Version"** (original)
-1 set of audited financial statements – **"Public Version"** (copy)

We hereby request that you please do NOT post/file the "Confidential Version" in the public domain (only the "Public Version"). Thank you.

Sincerely yours,

Robert Levinson
On behalf of Hodes Weill Securities, LLC

850 Third Avenue, 16th Floor New York, New York 10022 | T (212) 867-0888 | F (212) 867-0899 | HodesWeill.com

CONFIDENTIAL

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Ziv Investment Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ziv Investment Company (the Company) as of December 31, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ziv Investment Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ziv Investment Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ziv Investment Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Ziv Investment Company's auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Information (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Ziv Investment Company's financial statements. The supplemental information is the responsibility of Ziv Investment Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2020

ZIV INVESTMENT COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	
Cash and Cash Equivalents	$1,222,385
Receivables from Broker/Dealer and Clearing Organizations	$1,468,191
Receivable from Customers	$7,430
Securities Owned, at Fair Value	$5,281,055
Other Assets	$182,883
TOTAL ASSETS	$8,161,944
LIABILITES AND SHAREHOLDER'S EQUITY	
LIABILITIES	
Payable to customers	$4,563,292
Payable to noncustomers	$749
Payable to broker/dealers	$5,095
Accounts Payable	$198,645
Total Liabilites	$4,767,781
SHAREHOLDER'S EQUITY	
Common Stock, $1 par value; authorized 1,000 shares; issued and outstanding 350 shares	$350
Additional paid-in capital	$109,650
Retained earnings	$3,284,163
Total Shareholder's Equity	$3,394,163
TOTAL LIABILITES AND SHAREHOLDER'S EQUITY	$8,161,944

Note: The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Ziv Investment Company (the "Company") was incorporated under the laws of the state of Delaware on October 29, 1969. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA) and the Chicago Board Options Exchange, Inc. The Company's primary activity is the equity and options brokerage.

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities Owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash. At December 31, 2019 the Company had cash deposits that exceeded federally insured limits by $972,385

Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Office Furniture and Equipment and Software - Depreciation is provided for using the straight-line method over the estimated useful lives of the assts. At December 31, 2019 all fixed assets have been fully depreciated and the depreciation expense for the year-ended December 31, 2019 was $0.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities. U.S. Government Securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Government Securities are generally categorized in Level 1 of fair value hierarchy.

Exchange Traded Equity Securities. Exchange Traded Equity Securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Marketable securities owned and sold, not yet purchased, consisting of trading and investment securities have also been valued using Level 1 inputs. U.S. Treasury securities listed below are not considered cash equivalents. At December 31, 2019, the Company held no Level 2 or Level 3 investments.

Description	**Securities Owned**	**Securities Sold not yet Purchased**
U. S. Treasuries	$3,243,182	$0
Equity Securities	$2,037,873	$0
Totals	**$5,281,055**	**$0**

No valuation techniques have been applied to any other assets or liabilities included in the statement of

financial condition. All other items in the above table are considered Level 1 assets and have been recorded at their fair market value.

NOTE 3 - PAYABLE TO CUSTOMERS

Accounts payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. The payable to non-customers balance is comprised of account balances payable to the Company's sole shareholder.

NOTE 4 – INCOME TAXES

The Company has elected S Corporation status for federal income purposes. Income taxes are, therefore, the responsibility of the Company's individual shareholder.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3- l), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at December 31, 2019, the Company had net capital and a net capital requirement of $3,028,380 and $250,000, respectively.

NOTE 6 - LEASE COMM1TMENT

The Company conducts its operations in two leased facilities both under non-cancellable leases in Chicago, Illinois and Wilmington Delaware that expire on April 30th of 2020 and March 31st of 2022 respectively. In accordance with ASC 842, the Company has recorded a right of use asset and a lease liability based on the present value of the future payments calculated with a 6.0% discount rate. The following table presents the classification and the balances of the Company's ROU asset and lease liability in the Statement of Financial Condition as of December 31, 2019:

	Classification	Balance
Operating Lease Assets – Net	Other Assets	$127,460
Operating Lease Liabilities	Accounts Payable	$127,460

The Company's future annual rental commitments for the office facilities as of December 31, 2019 are as follows:

Year-Ending December 31:	**Amount**
2020	$69,358
2021	$54,010
2022	$13,585

Total	**$131,953**

NOTE 7 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $844,349 which has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Included in securities owned are U.S. Treasury securities with a market value of $3,243,182 which also have been segregated in a special reserve bank custodial account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 8 - LINE OF CREDIT

The Company has a line of credit with a bank which it utilizes from time to time for liquidity purposes. The line of credit bears interest at the bank's prime rate (5.5% at December 31, 2019) plus 1% and is collateralized by securities owned by the Company. The outstanding balance as December 31, 2019 was $0.

NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

In May 2012, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) with an initial three-year term, whereby the Company forwards (introduces) certain customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer accounts are therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. Pursuant to the terms of the agreement, the Company is required to maintain a deposit of $50,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. The agreement may be terminated by either party with 90 days prior written notification. The Company is also prohibited from entering into a similar agreement with another broker/dealer without prior written approval from the Clearing Broker/dealer.

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet

financial instruments. These financial instruments consist primarily of exchange-traded options. These derivative financial instruments are used to meet the needs of the customers and conduct trading activities and are, therefore, subject to varying degrees of market and credit risk.

Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. As a writer of options, the Company or its customers receive a premium in exchange for giving the counterparty the right to buy or sell the underlying security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the un-realized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign currency exchange rates.

In addition, the Company may sell securities that it does not currently own (short sales) and would therefore be obligated to purchase such securities at a future date.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (*Continued*)

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities transactions (those not introduced to its Clearing Broker/dealers, as described in Note 10) are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.

In the event the customers fail to satisfy their contractual commitments, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 11 – SUBSEQUENT EVENTS

FASB Statement No. 165, Subsequent Events, as codified in FASB ASC 855, provides guidance on subsequent events, including the time period through which subsequent events should be evaluated and the required disclosures. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued.

The Company's management has evaluated events and transactions through February 27, 2020, the date the financial statements were available to be issued, noting no material events requiring disclosure

in the Company's financial statements.

NOTE 12 – REVENUE RECOGNITION

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, *Revenue from Contracts with Customers*. That guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendment is effective for the Company for fiscal years beginning after December 15, 2017. The Company's management believes the impact of the amendment to Topic 606 has no material impact on its financial statements.

NOTE 13 – RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from Broker-Dealers and Clearing Organizations consists of commissions receivable of $44,632 and cash deposits of $1,423,559.